SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2(a).
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
PAPA MURPHY’S HOLDINGS, INC.
(Name of Issuer)
Common Stock, Par Value $.01
(Title of Class of Securities)
698814100
(CUSIP Number)

TIMOTHY E. LADIN
MFP INVESTORS LLC
909 THIRD AVENUE, 33RD Floor
NEW YORK, NEW YORK 10022
(212) 752-7345
(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)
April 10, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☒
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 8 Pages)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 698814100	Schedule 13D	Page 2 of 8

1	NAMES OF REPORTING PERSONS
MFP Partners, L.P.(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		2,531,369(2)
EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
2,531,369(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,531,369(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.9%
14	TYPE OF REPORTING PERSON
PN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”). Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

(2) 2,531,369 shares of common stock, par value $0.01 per share (“Common Stock”), of Papa Murphy’s Holdings, Inc., a Delaware corporation (the “Company”), are held directly by MFP.  The ownership percentage set forth above is based on 17,027,528 shares of Common Stock outstanding as set forth in the Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission for the fiscal year ended December 31, 2018.  Due to the MFP’s execution of a Tender and Support Agreement, dated as of April 10, 2019, MFP and the other stockholders of the Company signatory thereto (the “Supporting Stockholders”) may each be deemed to share voting power and dispositive power with respect to shares of Common Stock owned by each of the Supporting Stockholders.  The Supporting Stockholders beneficially owned, as of April 10, 2019, 8,868,933 shares of Common Stock (including shares deemed to be beneficially owned in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which represents approximately 52% of the outstanding shares of Common Stock as of April 10, 2019.  The Reporting Persons disclaim “beneficial ownership”, within the meaning of Rule 13d-3 promulgated under the Exchange Act, of shares of Common Stock beneficially owned by the other Supporting Stockholders.

CUSIP NO. 698814100	Schedule 13D	Page 3 of 8

1	NAMES OF REPORTING PERSONS
MFP Investors LLC(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		2,531,369(2)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
2,531,369(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,531,369(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.9%
14	TYPE OF REPORTING PERSON
OO

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”). Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

(2) 2,531,369 shares of common stock, par value $0.01 per share (“Common Stock”), of Papa Murphy’s Holdings, Inc., a Delaware corporation (the “Company”), are held directly by MFP.  The ownership percentage set forth above is based on 17,027,528 shares of Common Stock outstanding as set forth in the Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission for the fiscal year ended December 31, 2018.  Due to the MFP’s execution of a Tender and Support Agreement, dated as of April 10, 2019, MFP and the other stockholders of the Company signatory thereto (the “Supporting Stockholders”) may each be deemed to share voting power and dispositive power with respect to shares of Common Stock owned by each of the Supporting Stockholders.  The Supporting Stockholders beneficially owned, as of April 10, 2019, 8,868,933 shares of Common Stock (including shares deemed to be beneficially owned in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which represents approximately 52% of the outstanding shares of Common Stock as of April 10, 2019.  The Reporting Persons disclaim “beneficial ownership”, within the meaning of Rule 13d-3 promulgated under the Exchange Act, of shares of Common Stock beneficially owned by the other Supporting Stockholders.

CUSIP NO. 698814100	Schedule 13D	Page 4 of 8

1	NAMES OF REPORTING PERSONS
Michael F. Price(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		2,531,369(2)
EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
2,531,369(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,531,369(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.9%
14	TYPE OF REPORTING PERSON
IN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”). Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

(2) 2,531,369 shares of common stock, par value $0.01 per share (“Common Stock”), of Papa Murphy’s Holdings, Inc., a Delaware corporation (the “Company”), are held directly by MFP.  The ownership percentage set forth above is based on 17,027,528 shares of Common Stock outstanding as set forth in the Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission for the fiscal year ended December 31, 2018.  Due to the MFP’s execution of a Tender and Support Agreement, dated as of April 10, 2019, MFP and the other stockholders of the Company signatory thereto (the “Supporting Stockholders”) may each be deemed to share voting power and dispositive power with respect to shares of Common Stock owned by each of the Supporting Stockholders.  The Supporting Stockholders beneficially owned, as of April 10, 2019, 8,868,933 shares of Common Stock (including shares deemed to be beneficially owned in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which represents approximately 52% of the outstanding shares of Common Stock as of April 10, 2019.  The Reporting Persons disclaim “beneficial ownership”, within the meaning of Rule 13d-3 promulgated under the Exchange Act, of shares of Common Stock beneficially owned by the other Supporting Stockholders.

CUSIP NO. 698814100	Schedule 13D	Page 5 of 8

Explanatory Note
Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on December 22, 2017 (the “Original Schedule 13D”), as amended by Amendment No. 1 dated March 19, 2018 (the “Amendment No. 1”).  The Original Schedule 13D, the Amendment No. 1 and this Amendment No. 2 are together referred to herein as the “Schedule 13D”.
This Amendment No. 2 relates to the common stock, par value $0.01 per share (“Common Stock”), of Papa Murphy’s Holdings, Inc., a Delaware corporation (the “Company”), owned by the Reporting Persons.  Except as specifically amended by Amendment No. 1 and this Amendment No. 2, items in the Schedule 13D are unchanged.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.
Item 3. Sources and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of the first paragraph of Item 3:
“The Reporting Persons are filing this Amendment No. 2 due to the fact that it entered into the Tender and Support Agreement described below in Item 4 and not because of an acquisition of securities of the Company.  The source of funds for the acquisition of the shares of Common Stock described in Item 1 above was working capital.”
Item 4. Purpose of the Transaction
Item 4 is hereby amended to add the following:
“On April 10, 2019, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MTY Franchising USA, Inc., a Delaware corporation (“Parent”), and MTY Columbia Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), providing for the acquisition of the Company by Parent in an all-cash transaction. Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will commence a tender offer (the “Offer”) to acquire all the issued and outstanding shares of Common Stock, on the terms and subject to the conditions set forth in the Merger Agreement at a price per share of Common Stock of $6.45 in cash, without interest, and subject to any required withholding taxes (the “Transaction”). The Merger Agreement provides that upon the terms and subject to the conditions set forth therein, following the close of the Transaction, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and as a wholly owned subsidiary of Parent (the “Merger”).
In connection with the Offer and Merger, and concurrently with entering into the Merger Agreement, Parent and Merger Sub entered into a Tender and Support Agreement, dated as of April 10, 2019 (the “Support Agreement”), with the Reporting Persons and certain other stockholders of the Company, as well as each of the Company’s directors (including Alexander Matina, Vice President, Investments of MFP Investors) and executive officers (each, a “Supporting Stockholder”).  Pursuant to the Support Agreement, the Supporting Stockholders agreed to, among other things and subject to certain exceptions set forth in the Support Agreement, (i) tender shares of Common Stock held by each Supporting Stockholder in the Offer, (ii) vote its shares of Common Stock in favor of the Transaction at any annual or special meeting of the stockholders of the Company, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the stockholders of the Company, (iii) otherwise support the Transaction, and (iv) agree to certain transfer and standstill restrictions.  The Supporting Stockholders beneficially owned, as of April 10, 2019, 8,868,933 shares of Common Stock, which represent approximately 52% of the outstanding shares of Common Stock as of April 10, 2019.  The Support Agreement terminates upon the occurrence of certain circumstances, including in the event that the Merger Agreement is terminated in accordance with its terms.
During the term of the Support Agreement, the Supporting Stockholders are prohibited from transferring any shares of Common Stock (other than to certain permitted transferees as set forth in the Support Agreement) and taking or permitting any other action that would reasonably be expected to in any way restrict, limit, interfere with or delay the Transaction or the performance of such Supporting Stockholders’ obligations under the Support Agreement, including without limitation, granting proxies to any third parties.  Each Supporting Stockholder (i) waived and agreed not to exercise any appraisal rights in respect of such Supporting Stockholder’s shares of Common Stock that may arise with respect to the Merger (ii) agreed not to commence or take any action to join in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective successors related to the Transaction and (iii) agreed not to solicit, initiate or knowingly facilitate or knowingly encourage

CUSIP NO. 698814100	Schedule 13D	Page 6 of 8

(including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to a competing takeover proposal.  The obligations under the Support Agreement to vote some of the shares of Common Stock in favor of the Transaction and tender a portion of the shares of Common Stock in the Offer may continue even if the Board of Directors of the Company changes its recommendation due to intervening events that occur prior to the closing of the Transaction.  Also in connection with the Support Agreement, each of the Supporting Stockholders, including Alexander Matina, Vice President, Investments of MFP Investors, agreed to resign as members of the Board of Directors of the Company effective upon the consummation of the Transaction.
The foregoing descriptions of each of the Merger Agreement, the Transaction and the Support Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of each of the Merger Agreement and the Support Agreement, which are included as Exhibits 2.1 and 99.1, respectively, to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 11, 2019.  The Support Agreement is incorporated herein by reference as Exhibit 4.”
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended by replacing sections (a), (b) and (c) of Item 5 with the following:
“(a)    MFP directly owns 2,531,369 shares of Common Stock, representing approximately 14.9% of the outstanding shares of Common Stock.  The ownership percentage set forth above is based on 17,027,528 shares of Common Stock outstanding as set forth in the Annual Report on Form 10-K filed by the issuer with the Securities and Exchange Commission for the fiscal year ended December 31, 2018.
(b)    Due to their respective relationships with MFP and each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the 2,531,369 shares of Common Stock reported herein, representing 14.9% of the outstanding shares of Common Stock.  Due to the execution of the Support Agreement, MFP and the other Supporting Stockholders may each be deemed to share voting power and dispositive power with respect to shares of Common Stock owned by each of the Supporting Stockholders.  The Supporting Stockholders beneficially owned, as of April 10, 2019, 8,868,933 shares of Common Stock (including shares deemed to be beneficially owned in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), which represents approximately 52% of the outstanding shares of Common Stock as of April 10, 2019.  The Reporting Persons disclaim “beneficial ownership”, within the meaning of Rule 13d-3 promulgated under the Exchange Act, of shares of Common Stock beneficially owned by the other Supporting Stockholders.
(c)    The Reporting Persons have not acquired any shares of Common Stock in the past 60 days and to the best of their respective knowledge, none of the Reporting Persons has effected any other transaction involving the Issuer’s Common Stock during the last 60 days from the date hereof.  On April 10, 2019 MFP entered into the Support Agreement, agreeing, among other things, to (i) tender shares of Common Stock held by each Supporting Stockholder in the Offer, (ii) vote its shares of Common Stock in favor of the Transaction at any annual or special meeting of the stockholders of the Company, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the stockholders of the Company, (iii) otherwise support the Transaction, and (iv) agree to certain transfer and standstill restrictions described above in Item 4.  Further detail of the Support Agreement is provided under Item 4 of this Statement.”
Item 7. Material To Be Filed as Exhibits
Item 7 is hereby amended to add the following exhibit:
Exhibit 4
Tender and Support Agreement, dated as of April 10, 2019 (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2019).

CUSIP NO. 698814100	Schedule 13D	Page 7 of 8

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:   April 16, 2019

MFP Partners, L.P.,
by its General Partner,
MFP Investors LLC

By:	/s/ Michael F. Price
Name:	Michael F. Price
Title:	Managing Partner

MFP Investors LLC
By:	/s/ Michael F. Price
Name:	Michael F. Price
Title:	Managing Member

/s/ Michael F. Price
Michael F. Price

CUSIP NO. 698814100	Schedule 13D	Page 8 of 8

INDEX OF EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of December 22, 2017, by and among MFP Partners, L.P., MFP Investors LLC and Michael F. Price*

Exhibit 2
Cooperation Agreement by and between Papa Murphy’s Holdings, Inc., MFP Partners, L.P. and Misada Capital Holdings, LLC, dated as of December 21, 2017 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by Papa Murphy’s Holdings, Inc. on December 21, 2017 and incorporated herein by reference)*

Exhibit 3
Letter Agreement by and among Papa Murphy’s Holdings, Inc., MFP Partners, L.P., Misada Capital Holdings, LLC, and LEP Papa Murphy’s Holdings, LLC, dated December 21, 2017 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by Papa Murphy’s Holdings, Inc. on December 21, 2017 and incorporated herein by reference)*

Exhibit 4
Tender and Support Agreement, dated as of April 10, 2019 (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2019 and incorporated herein by reference).*

* Filed previously